July 2, 2025

Jenny O’Shanick

Jay Ingram

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Aptera Motors Corp.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted June 5, 2025
CIK No. 0001786471

Dear Ms. O’Shanick and Mr. Ingram:

We acknowledge receipt of the comments in the letter dated June 18, 2025 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Draft Registration Statement on Form S-1 of Aptera Motors Corp. (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Draft Registration Statement on Form S-1

Cover Page

1.	We note your revisions in response to prior comment 3 and reissue in part. Please revise the cover page to clearly describe the circumstances or events in which the conversion of Class A common stock and Series B-1 preferred stock is mandatory or optional, as well as exceptions to provisions requiring mandatory conversion of shares upon their transfer.

The Company has revised the Cover Page as requested by the Staff.

2.	We note your disclosure that “[e]ach holder of Series B-1 preferred stock is entitled to one vote for each share of Class B common stock issuable upon conversion of the Series B-1 preferred stock at the then-effective conversion rate.” This appears inconsistent with your other disclosures that your Class B common stock and Series B-1 preferred stock, which converts into Class B common stock, are not entitled to vote. Please revise to clarify.

The Company has revised the Cover Page to clarify the voting rights of the Class B common stock and Series B-1 preferred stock.

July 2, 2025 Page 2

Risk Factors

Risk Related to Our Business

Aptera depends on a small management team and may need to hire more people to be successful., page 13

3.	We note your revised disclosure that you expect to enter into employment agreements with your executive officers in connection with your listing on Nasdaq. Please revise the filing to describe the material terms of these agreements and file the exhibits. Refer to Items 402(o) and 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it has not yet finalized the terms of any employment agreements that it expects to enter into with its executive officers in connection with its proposed listing on Nasdaq. Once the Company and its executive officers have agreed upon the terms of such agreements, the Company will revise the registration statement to describe the material terms and will file the agreements as exhibits.

Risks Related to Ownership of our Class B Common Stock

Our restated certificate of incorporation will contain exclusive forum provisions for certain claims..., page 16

4.	We note your revisions in response to prior comment 9 and reissue in part. You disclose in Exhibit 3.3, Article XIV that “[u]nless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or any successor thereto or, to the fullest extent permitted by law, under the Exchange Act, or any successor thereto.” Please tell us how the first part of this sentence is consistent with your disclosure on page 16 that the exclusive forum provisions do not apply to actions arising under the Securities Act or the Exchange Act, or revise. Further, please revise to clarify what “any successor thereto” means.

The Company has revised the risk factor on page 16, and has also revised Article XIV of the Company’s restated certificate of incorporation filed as Exhibit 3.1 to the registration statement. The Company notes that the federal forum provision does apply to actions arising under the Securities Act, but does not apply actions arising under the Exchange Act as Section 27 of the Exchange Act creates exclusive federal jurisdiction over such claims.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 29

5.

We note your revisions in response to prior comment 6 and that you expect your high-volume production to be 20,000 cars per year, which you expect that your current facility can produce. However, you disclose on page 43 that your current facility, “once fully equipped and operational, will be suitable for commencing low-volume production and meeting our initial market demand” and that to meet your “longer-term production targets,” you anticipate that you “will require additional manufacturing capacity.” Please revise to reconcile these apparent inconsistencies. Further, we note your disclosure that you consulted with “lean manufacturing consultants” to anticipate your annual production rate. Please revise to elaborate on who these parties are.

The Company has revised its disclosure on page 29 of the prospectus to clarify the current capabilities of the Company’s facility in Carlsbad, as well as the Company’s estimation of the maximum capabilities of the Carlsbad facility, assuming the Company receives sufficient capital to carry out its plan of operations.

July 2, 2025 Page 3

Liquidity and Capital Resources, page 35

6.	We note your disclosure that you anticipate receiving “an estimated $6 million in calendar year 2025 and $14 million in calendar year [sic]” under your CEC grant, subject to meeting certain milestones. However, we note your other disclosure on page 36 that CEC approved a time extension on your near-term milestones and your new milestones are “to manufacture and sale [sic] 50 vehicles by February 2026 and 500 vehicles by October 2026.” Please revise to reconcile these apparent inconsistencies.

The Company has revised the disclosure under “Liquidity and Capital Resources” to clarify which milestones under the CEC grant have already been achieved and which remain outstanding.

7.	We note your revisions in response to prior comment 11 and reissue in part. Please revise to describe all long-term cash requirements (i.e., beyond the next 12 months). Refer to Item 303(b)(1) of Regulation S-K.

The Company has revised its disclosure under “Liquidity and Capital Resources” to describe its long-term cash requirements.

Principal and Registered Stockholders, page 55

8.	We note your revisions in response to prior comment 19. Please revise the following to address areas that appear to present inconsistencies, or advise:

	●	Refer to the Class B column. It appears that the percentages total 103%, instead of 100%.
	●	Refer to the “Non-Executive and Non-Director Vendors and Services Providers” row. It appears that the Shares of Class B Common Stock Registered column should total 6,601,642 instead of 6,888,642.
	●	Refer to the “All Other Registered Stockholders” row. It appears that the Shares of Class B Common Stock Registered column should total 28,542,276 instead of 29,282,319.
	●	Refer to footnote (9), which does not appear.
	●	You disclose on page F-33 that you issued 434,782 shares of Class B common stock to Chery Automobile Co. Ltd. However, this table does not include this entity.

The Company has made the revisions to the table on page 55 as requested by the Staff. In the table, the Company has included separate disclosure for individuals and entities that own at least 1% the Company’s Class B Common Stock on a fully-diluted basis assuming the exercise of all outstanding and vested warrants and options and the conversion of Class A common stock and Series B-1 preferred stock. The Company notes that, on this basis, Chery owns approximately 0.42% of the Company’s Class B Common Stock.

9.	We note that certain registered stockholders are not natural persons. We also note cross-references to the Management and Certain Relationships and Related Party Transactions sections on page 54 regarding material relationships that you had with the registered stockholders. Please revise to cross-reference the description of your warrants and license agreement with Chery, as appropriate. Further, please revise to disclose the Item 507 information about any persons (entities or natural persons) who have control over the selling entity and who have had a material relationship with the registrant or any of its predecessors or affiliates within the past three years. In such case, your disclosure must identify each such person and describe the nature of any relationships. See Question 140.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Regulation S-K.

July 2, 2025 Page 4

The Company has revised the able on page 55 to disclose the individual(s) who have control over the selling entities named in the table. The Company notes that, since Chery is omitted from the table (for the reasons described in the Company’s response to Comment 9 of this letter), the Company has not cross-referenced the description of the warrants and license agreement with Chery in this section.

Plan of Distribution, page 68

10.	Please revise to disclose sales prices in recent private transactions (including high and low sales prices), if applicable, and that such recent sales prices may bear little or no relation to the trading price at or subsequent to the opening of trading on Nasdaq. Update the Sale Price History of our Capital Stock section, as appropriate.

The Company has revised the “Sale Price History of our Capital Stock” to disclose sales prices of the Company’s equity securities in recent private transactions and that such recent sales prices may bear little or no relation to the trading price at or subsequent to the opening of trading on Nasdaq.

Part II Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

11.	We note your revisions in response to prior comment 20. Please revise to name the persons or identify the class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K. Further, we note that you deleted the sales of securities pursuant to Rule 701. However, we note disclosure on page F-38 that you granted stock options pursuant to your 2021 Stock Option and Incentive Plan within the past three years. In addition, you disclose on page F-17 that you issued shares of Class B common stock to Chery Automobile Co. Ltd.; however, this entity does not appear. Finally, you disclose on page F-35 that you issued warrants to service providers to purchase shares of Class B common stock; however, these warrants are not described. Please revise to clarify.

The Company has revised Item 15 to include the information requested by the Staff.

Item 16. Exhibits and Financial Statement Schedules, page II-3

12.	We note that you filed Exhibits 4.2 through 4.4 in response to prior comment 23. Please file the final warrants. Currently, these exhibits are undated and have numerous blanks/brackets.

The Company has filed copies of the final warrants requested by the Staff as exhibits 4.2 through 4.7 to the registration statement.

Thank you again for the opportunity to respond to your questions regarding the Registration Statement of Aptera Motors Corp. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc:	Chris Anthony, Chief Executive Officer, Aptera Motors Corp.